SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No.1)*

Dune Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

265338707
(CUSIP Number)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,080,956 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,080,956 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,956 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 265338707	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,080,956 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,080,956 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,956 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 265338707	13G/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,080,956 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,080,956 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,956 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 265338707	13G/A	Page 5 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on January 9, 2012 (as amended, the “Schedule 13G”), with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4(a) and 4(b) in their entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns 3,080,956 shares of Common Stock, (ii) Highbridge Capital Management, LLC, as trading manager of Highbridge International LLC, may be deemed to be the beneficial owner of the 3,080,956 shares of Common Stock held by Highbridge International LLC and (iii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner of the 3,080,956 shares of Common Stock held by Highbridge International LLC.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 59,021,611 shares of Common Stock issued and outstanding as of January 15, 2013, as disclosed in the Company’s Registration Statement on Form S-1 filed on January 18, 2013.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Common Stock, (i) Highbridge International LLC may be deemed to beneficially own approximately 5.22% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 5.22% of the outstanding shares Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by Highbridge International LLC.  In addition, Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by Highbridge International LLC.

CUSIP No. 265338707	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2013

HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director
/s/ Glenn Dubin GLENN DUBIN